Mail Stop 3561

October 31, 2006

Mr. Roger Stone
Chairman and Chief Executive Officer
Stone Arcade Acquisition Corporation
One Northfield Plaza, Suite 480
Northfield, IL 60093

> **Re:** **Stone Arcade Acquisition Corporation**
> **Amendment No. 1 to Proxy Statement on**
> **Schedule 14A**
> **Filed September 22, 2006**
> **File No. 000-51444**

Dear Mr. Stone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   On page F-7 to your financial statements, we note disclosure indicating that you periodically retain the services of White Oak Aviation, "an aviation services company solely owned by certain Founding Stockholders." We further note that you have paid this entity $38,000 for the six months ended June 20, 2006. With respect to the foregoing, please (1) revise your Schedule 14A to discuss these payments; (2) clarify how the payments amounts were determined and clarify

whether these payments were solely to cover White Oak's costs; (3) reconcile these payments to your Form S-1 disclosure; (4) disclose the nature of the flights as well as whether they were limited to your employees/directors; and, (5) clarify whether this was designed in any manner to be compensatory.

Summary of the Proxy Statement, page 7

2.   We note your text responsive to our prior comment 25 from our letter dated September 6, 2006. Given the important role that Messrs. Stone and Kaplan have played in your company thus far, and the industry experience they offer, please explain the company's decision not to negotiate their employment agreement prior to a vote on the merger agreement. In this regard reference is also made to our prior comment 76.

Engagement of Morgan Joseph, page 12

3.   We note the disclosure that, "As Stone's investment banker, Morgan Joseph has provided industry comparable data, leads with respect to possible target businesses and assisted Stone in preparing investor presentations in connection with the proposed business combination." Please describe their involvement in more detail, e.g., dates of involvement. Also we note the disclosure in Stone Arcade's S-1 registration statement that Joseph Morgan had the "right to have its designee present at all meetings of our board of directors until we consummate a business combination. The designee will be entitled to the same notices and communications sent by us to our directors and to attend directors' meetings." Please discuss whether Morgan Joseph exercised this right. If yes, please name the designee, the designee's relation to Joseph Morgan, the designee's involvement in meetings and whether the designee received the same notices and communications. Please include all relevant dates.

Risks Associated with Stone's Warrants, page 29

4.   We reviewed your response to our prior comment 28, but your response did not address our comment in its entirety. Your risk factor discloses that a current prospectus must be available at the date of redemption, but does not discuss the risk of a current prospectus not being available during the 30 days prior to redemption (e.g. measurement period). Please revise the risk factor "Stone may choose to redeem…" to clarify that a holder of public warrants may not be able to exercise their warrants during the redemption period if a current prospectus is unavailable.

5.   Please revise the risk factor "Although Stone is required to…" to clarify that (i) you have no obligation to net cash settle the warrants in the absence of an effective registration statement as disclosed in your Warrant Clarification Agreement and (ii) a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

The Stone Special Meeting, page 31

Stone Insider Stock Ownership, page 34

6.   We note the disclosure on page 35 and similar disclosure throughout the registration statement that "3,500,000 warrants were purchased in the aftermarket between September 14, 2005 and November 7, 2005 pursuant to a discretionary order that was submitted to Joseph Morgan immediately following the initial public offering." Please describe in more detail the discretionary order. Please name the person that exercised the discretion for Joseph Morgan, the facts used by such person to determine when to purchase the warrants and the dates in which the warrant purchases were made. We may have further comment.

Proposal I The Acquisition Proposal, page 36

7.   Please disclose whether there were any contacts between the company and International Paper – whether direct or indirect, between October 27, 2005 and November 21, 2005. In addition, please disclose when the subject of Messrs. Stone and Kaplan's non-competition agreements was first discussed and addressed – both internally and with representatives of International Paper.

8.   Please provide more detailed discussion concerning how management assessed whether a proposed target company was "unsuitable."

9.   Your page 36 disclosure appears to imply that "Stone made offers for specific business or assets to approximately half of those [ten] targets." Please disclose the timeframe for these offers, and clarify, if known, why they were not pursued.

10.   Please disclose the first date on which Stone and IP actually spoke concerning this transaction.

11.   We note that the company has added disclosure on pages 39-40 in response to our
        prior comment 48 from our letter dated September 6, 2006. As an initial matter,
        please clarify whether the "recently announced acquisitions" listed on this page is
        an exhaustive list of comparable transactions in your industry and confirm that no
        other transactions were included in management's evaluation. Second, please
        address whether any of these deals included earn-out provisions and clarify what
        impact the presence or non-presence of these provisions has on management's
        analysis.

12.   We note your disclosure on page 39 that the company utilized several
        methodologies to arrive at is valuation of the KPB assets for purposes of the
        transaction. However, your existing disclosure appears to focus primarily on
        comparable acquisition multiples and does not provide a detailed discussion of
        your "publicly-traded comparable company analysis" or the assumptions used in
        your leveraged buyout/discounted cash flow analysis. Please revise to provide a
        more detailed discussion of these other methodologies, including the assumptions
        used, any other companies or transactions used as referents, and the results of
        your analysis.

13.   We believe that the information provided in the text of your response to our prior
        comment 51 from our September 6, 2006 letter is useful to investors and
        accordingly request that you revise your disclosure to include this discussion. In
        so doing, please also discuss how the company determined the current
        replacement costs of the mill.

14.   We have reviewed your response to our prior comment 53; however, we were
        unable to assess how the company entirely responded to that comment.
        Accordingly we partially reissue the comment. Please explain the degree of
        overlap between the non-competition agreement, the intended industry focus of
        your Form S-1, and the operations of the company following the merger.

15.   We note the disclosure on page 45 regarding Stone's chief executive officer and
        board of directors after the completion of the acquisition. In an appropriate
        section of the proxy statement, please revise to include biographical information
        regarding the executive officers and directors of the company after the completion
        of the acquisition. This information would appear to be important to investors.
        Please see Item 401 of Regulation S-K.

The KPB Purchase Agreement, page 46

16.   Please revise the text inside the parenthesis within the first bullet point on page 48
        to improve its readability.

17.   Please discuss the environmental liabilities being assumed in greater detail.

18.   Please disclose the actual amount of required capital expenditures on page 47.

Ancillary Agreements, page 53

19.   Your discussion of the "proprietary rights agreement" on page 54 indicates that "IP will have the right to terminate the agreement in the event of certain changes of control of Kapstone Kraft involving designated primary competitors of IP." Please expand on this clause, here and elsewhere as appropriate. Without limiting the generality of the foregoing, what effect would the cancellation of this agreement have on your business? How is a change in control defined for purposes of the agreement, and how will it impact your expansion plans? Who are the primary IP competitors for purposes of the agreement? Will this limit the number of potential acquirers for the company in the future? In this respect reference is also made to our prior comment 62 from our September 6, 2006 letter.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 62

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 66

General

20.   We reviewed your response to our prior comment 70. Your response did not appropriately clarify how adjustments E, I, K, and L are appropriate (i.e. directly attributable to the transaction, factually supportable, and expected to have a continuing impact). For example:

- Note E assumes an average balance on the revolving credit facility of $5,000 at an assumed average rate of 7.12%. It is not clear how this adjustment is factually supportable.
- Note I relates to an agreement that does not appear to be directly related to merger transaction.
- Note K relates to estimates that were made by Stone's management. It is not clear how this adjustment is factually supportable.
- Note L relates to adjustments for interest income on cash and investments; however, it is not clear how this adjustment is factually supportable.

The Staff will not object to including these adjustments in a note to your pro forma financial statements with related disclosure indicating these adjustments are not included in your pro forma financial statements. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements.

Note B, page 66

21.   We reviewed your response to our prior comment 71; however your response did not address our comment in its entirety. You disclose that your estimate of the fair value of property, plant and equipment (PP&E) is "pending completion of appraisals," yet you adjust PP&E by $96,000 based on IP's impairment charge on Kraft Paper (a division of IP). Tell us why you believe this impairment charge (related to IP's accounting) relates to your fair value determination of Kraft Paper's PP&E and how this determination is consistent with paragraphs 35 through 38 of SFAS 141. Please advise and revise to clarify.

22.   We noted your revised disclosure related to the calculation of allocable purchase price, namely the adjustments for employee benefits and asset retirement obligation. It is not clear why the aforementioned liabilities assumed are not presented in the allocation of purchase price. Please advise or revise.

23.   We reviewed your response to our prior comment 72. Although your purchase price allocation is preliminary, tell us why you have not allocated excess purchase price to your ancillary agreements and Kraft Paper's contractual customer relationships (if any), consistent with your disclosures on page 53. Please advise or revise to include management's estimate for all tangible and intangible assets in the purchase price allocation.

Future Acquisitions, page 77

24.   In your response to our prior comment 31 from our letter dated September 6, 2006, you state your view that none of the company's preliminary activities have triggered the disclosure requirements of Rule 11-01(a)(8) of Regulation S-X. While ultimately this is the company's conclusion, please note that the company may need to reconsider this conclusion during the course of the comment process if those underlying facts change.

Information About KPB, page 80

Business Strategy, page 83

25.   Please revise to clarify if, going forward, management will re-focus its efforts on the lightweight linerboard market when compared to IP's strategy for Roanoke Rapids. If so, please clarify whether the $15.0 million recovery boiler will be a necessary expenditure to pursue this market, and also state whether IP will be a competitor in this market. In this regard it appears as if the company is better positioned in the non-growing kraft paper market than it is in the growing lightweight linerboard market. If this is the case, please clarify. In this regard

your discussion on page 83 could be clearer on where management intends to focus its efforts, what they will need to do to effectuate their plans and how they will evaluate whether they have been successful.

26.   In your response to our prior comment 86 you indicate that you will spend approximately $5-7 million in strategic capital expenditures which will relieve specific bottlenecks in your operations. Please revise your disclosure on page 84 to discuss this point in more detail.

Employees, page 87

27.   We note your disclosure on page 88 that you have "met with KPB personnel and committed in the purchase agreement to provide then with certain specified benefits for at least 12 months after closing, if they remain …" Please discuss which class of personnel this would include, state the value and nature of the benefits offered, and confirm that it is consistent with prior periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations of KPB, page 89

28.   We note your response to our prior comment 95 from our letter dated September 6, 2006. Please include a discussion of management's expectations regarding costs of sales, SG&A expenses, etc. in your management's discussion and analysis section. For ease of reference, we reissue our prior comment. Please address, as applicable, how the acquisition will impact costs of sales and SG&A expenses for Kraft. It appears that such costs and expenses may increase since Kraft would no longer be affiliated with IP and have the ability to take advantage of economies of scale.

Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005, page 90

29.   On page 90 you explain, as one of the reasons for your improved financial performance, that a major kraft paper supplier exited the market and thus reduced total production capacity. Please provide additional insight into this – for example, was this exit a result of insolvency, a restructuring of the firm's operations, was the exit permanent, etc.

30.   Please revise the page 90 paragraph beginning "[a]s 2006 progresses …" to expand your disclosure and address the relationship between the linerboard referenced in the first sentence and the price increases for kraft paper in the second. Does the company expect fuel costs will stabilize? How much is the company expecting distribution expenses to increase? What does management view as "favorable production levels"?

31.   Please explain in the proxy statement how management measures and calculates
        productivity. For example, on page 92 you report productivity gains of 12.8% at
        Roanoke Rapids – what does this mean?

Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004,
page 93

32.   We note your response to our prior comment 108 from our letter dated September
        6, 2006 but believe additional clarification is needed. Please explain what a "cost
        recovery" is to the reader, clarify whether it is a regular component of your
        contracts, and indicate what costs are typically covered or excluded from such a
        clause.

Liquidity and Capital Resources, page 100

33.   We note your disclosure on page 100 that "KPB believes that it is well positioned
        to continue to generate significant cash flows if pricing and economic conditions
        continue to improve." Please clarify how your liquidity position would be
        affected by a decline in economic conditions.

34.   Please provide the date of the $12.7 million distribution made to IP during the six
        month period ended June 30, 2006.

Critical Accounting Estimates, page 103

35.   Your disclosure here is somewhat repetitive of your summary of significant
        accounting policies disclosed in your financial statements. Please note, your
        disclosure should enhance, not duplicate the accounting policies disclosed in the
        notes to Kraft Paper's financial statements. You should discuss the critical
        accounting estimates and assumptions that may be material due to the levels of
        subjectivity and judgment necessary to account for highly uncertain matters or the
        susceptibility of such matters to change, and that have a material impact on
        financial condition or operating performance. Please refer to the SEC's
        Interpretation: Commission Guidance Regarding Management's Discussion and
        Analysis of Financial Condition and Results of Operations [Release No. 33-8350,
        <http://www.sec.gov/rules/interp/33-8350.htm>] and revise accordingly.

Recent Accounting Developments, page 104

36.   Based on Kraft Paper's accounting policy disclosed on page 103 and F-32, it
        appears Kraft Paper records annual maintenance costs using the accrue-in-
        advance method. Please revise to include a discussion of FASB Staff Position
        AUG AIR-1, Accounting for Planned Major Maintenance Activities, and its
        future impact on Kraft Paper's financial statements.

Stone Arcade Acquisition Corporation Audited Financial Statements

General

37.   We reviewed your response to our prior comment 119, noting you have amended
        the underwriter purchase option (UPO) agreement to clarify Morgan Joseph is not
        entitled to a net cash settlement if you are unable to deliver registered shares at
        the time of exercise. Please file the amended UPO agreement. We may have
        further comments.

Notes to Audited Financial Statements

Note C – Initial Public Offering, F-15

38.   Please revise to include disclosure related to the exercise of the warrants and
        UPO. For example, disclosure related to the warrants should be consistent with
        Section 3.3.2 of your clarified warrant agreement. Revise your interim financial
        statements accordingly.

Kraft Papers Business Interim Financial Statements for the Three and Six Months ended
June 30, 2006 and 2005

General

39.   We note from your disclosure on F-21 that IP recorded an impairment charge of
        approximately $117 million based on its determination of the fair value of Kraft
        Paper's net assets. It is not clear why Kraft Paper's interim financial statements
        do not present the accounting impact of this impairment. Please advise or revise.
        Cite the specific authoritative literature you used to support your accounting
        treatment.

40.   In connection with the comment above please reconcile the figures presented on
        page 7 of IP's June 30, 2006 Form 10-Q with the amounts presented in Kraft
        Paper's interim financial statements for the three and six months ended June 30,
        2006 and 2005 (e.g. Kraft Paper revenues of $57 million and $113 million,
        earnings from operations, etc.).

Kraft Papers Business Financial Statements for the Year Ended December 31, 2005, 2004 and 2003

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-31

41.   We note you present revenue in your statement of operations on a net basis. Please revise to disclose the nature and amounts of revenue dilution and your related accounting policies (e.g., from product returns, inventory credits, discounts for early payment, volume sales incentives, and other allowances). In addition, revise your disclosures in MD&A (critical accounting estimates, page 103) accordingly.

Other Regulatory

42.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

43.   Please revise your other Exchange Act reports to comply with the comments above, as applicable.

Annex A: Purchase Agreement

44.   We note your response to our prior comment 126 from our letter dated September 6, 2006 in which you provide that, "A substantial amount of the information contained in the schedules in immaterial to an investor and is, in fact, the type of proprietary business information not normally available to a public investor." Please note that schedules should be filed if such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement of the disclosure document. See Item 601(b)(2) of Regulation S-K. Please confirm that all of the information in the schedules that have not been filed, is not material or is disclosed elsewhere in the agreement or disclosure document. Please note that information which is proprietary in nature but material should be disclosed unless such schedules containing that information are granted a request for confidential treatment under Rule 406 of Regulation C. Please provide a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

45.   In general, where the company has already entered into an agreement, please file
        a completed and executed copy of such agreement.

Form 8-K, filed June 27, 2006

46.   In your response to our prior comment 133 from our letter dated September 6,
        2006 you indicate that the company is relying on Rule 14a-12 for its slide show
        presentation. However, as "a description of [your officers] direct or indirect
        interests" or reference to where such information may be obtained is not included
        as part of the slideshow, it would appear that Rule 14a-12 may not be available –
        please advise. We further note that the company filed an amended Form 8-K on
        October 10, 2006; however your discussion under Item 8.01 does not describe
        why you are required to amend your initial filing or the language that you have
        added. Please advise.

Form 10-Q for the Quarter Ended June 30, 2006

Warrant Clarification Agreement, Exhibit 4.6

47.   Please revise Section 3.3.2 of your warrant agreement to clarify that the warrants
        may expire worthless if a prospectus relating to the common stock to be issued
        upon the exercise of the warrants is not current.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Fran Stoller, Esq.
       Fax: (212) 214-0706